U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Form 10-KSB

For Period Ending December 31, 1996

PART I:  REGISTRANT INFORMATION


Full Name of Registrant:  Elephant & Castle Group, Inc.;
                          SEC File No. 33-60612

Former Name if Applicable (None)

Address of Principal Executive Office:

Suite 303-701 West Georgia
Street, Vancouver B.C. V7Y 1E7, CANADA  (604)684-6451


PART II:  RULES 12b-25(b) and (c)


         The subject annual report on Form 10-KSB will be filed on or before the fifteenth (15th) calendar day following the prescribed due date.


PART III:  NARRATIVE


         The Registrant is unable to file due to the difficulties in the administrative processing of its reports, and the schedules of persons whose assistance is required for filing. The Registrant reported a loss from operations (unaudited) for the nine (9) months ended September 30, 1996; the Registrant estimates that the three (3) months ended December 31, 1996 will show a small additional loss. There is no material change. Results expected to be released within a matter of days.

PART IV:  OTHER INFORMATION


         (1) Name and telephone number of person(s) to contact in regard to this notification

                  D. David Cohen, Esq.                   516-933-1700
                  Daniel DeBou                           604-684-6451

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X]YES   [ ]NO

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ]YES    [X]NO

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Elephant & Castle Group, Inc.
         (Name of Registrant specified by charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Dated:  March 26, 1997                             By /s/Daniel DeBou
                                                      ------------------------
                                                         Daniel DeBou
                                                      Chief Financial Officer